EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate report – collective agreement - Yes

Further to the Company’s immediate reports of February 18, 2015 and February 24, 2015 (Ref. Nos. 2015-01-034567 and 2015-01-038050, respectively) and the update to section 5.12.5 of the chapter containing a description of the Company’s business affairs in its 2015 periodic report, the Company hereby provides notification that the subsidiary, D.B.S. Satellite Services (1998) Ltd. (“Yes”) yesterday evening entered into a collective agreement with the New National Federation of Labor and the Yes workers’ committee (hereinafter, the “Committee,” and the “Agreement,” respectively). The following are the primary points of the agreement:

1.	The agreement is in effect as of the date of execution and until September 27, 2019. After such date the agreement will be automatically renewed for 12-month periods each, unless one of the parties provides notice of its desire to modify the Agreement. The Agreement will apply to all Yes employees (with the exception of a certain percentage of employees and managers).

2.	The Agreement provides, among other terms, the periods after which a Yes employee will be considered a regular employee; mechanisms for integrating the Committee in the decision-making process with respect to filling positions and the termination of regular Yes employees, as well as annual salary increments and additional financial bonuses which Yes is to grant its employees during the term of the Agreement.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.